UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 19, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Celera Corporation
File No. 333-149457 - CF#22022

_____

Celera Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the below exhibits to a Form S-1 registration statement filed on February 29, 2008, as amended.

Based on representations by Celera Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through June 16, 2018
Exhibit 10.5	through June 16, 2015
Exhibit 10.9	through June 19, 2011
Exhibit 10.10	through June 18, 2011
Exhibit 10.11	through June 19, 2011
Exhibit 10.12	through June 19, 2011
Exhibit 10.13	through June 19, 2011
Exhibit 10.14	through June 19, 2011
Exhibit 10.15	through June 19, 2011
Exhibit 10.16	through June 19, 2011
Exhibit 10.17	through June 19, 2011
Exhibit 10.18	through June 19, 2011
Exhibit 10.19	through June 19, 2011
Exhibit 10.20	through June 16, 2011
Exhibit 10.21	through June 19, 2011
Exhibit 10.22	through June 16, 2011
Exhibit 10.23	through June 16, 2011
Exhibit 10.24	through June 18, 2011
Exhibit 10.25	through June 18, 2011
Exhibit 10.26	through June 18, 2011
Exhibit 10.27	through June 18, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey Riedler
Assistant Director